                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)




                               ASARCO INCORPORATED
                         ---------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                       -----------------------------------
                         (Title of Class of Securities)

                                    04341310
                              --------------------
                                 (CUSIP Number)

     Daniel Tellechea Salido                    Michael L. Fitzgerald, Esq.
    Grupo Mexico, S.A. de C.V.                       Brown & Wood LLP
       Baja California 200                        One World Trade Center
    06760 Mexico City, Mexico                    New York, New York 10048
         (52-5) 574-8483                              (212) 839-5300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September  24, 1999
                        ----------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

                        (Continued on following page(s))

                                 SCHEDULE 13D

Cusip No. 04341310
-----------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GRUPO MEXICO, S.A. DE C.V.
-----------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) / /
                                                                    (B) / /
-----------------------------------------------------------------------------
3
            SEC USE ONLY
-----------------------------------------------------------------------------
4
            SOURCE OF FUNDS
            WC
-----------------------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR
            2(e)                                                        / /
-----------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            MEXICO
-----------------------------------------------------------------------------
       NUMBER OF          7
                                   SOLE VOTING POWER
         SHARES                    3,900,000
                          ---------------------------------------------------
      BENEFICIALLY        8
                                   SHARED VOTING POWER
        OWNED BY                   NONE
                          ---------------------------------------------------
          EACH            9
                                   SOLE DISPOSITIVE POWER
       REPORTING                   3,900,000
                          ---------------------------------------------------
         PERSON           10
                                   SHARED DISPOSITIVE POWER
          WITH                     NONE
-----------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,900,000
-----------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                    / /
-----------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.8%
-----------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. 04341310
------------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GRUPO MINERO MEXICO, S.A. DE C.V.
------------------------------------------------------------------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) / /
                                                                     (B) / /
------------------------------------------------------------------------------
3
            SEC USE ONLY
------------------------------------------------------------------------------
4
            SOURCE OF FUNDS
------------------------------------------------------------------------------
5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) OR
            2(e)                                                         / /
------------------------------------------------------------------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION
            MEXICO
------------------------------------------------------------------------------
       NUMBER OF          7
                                   SOLE VOTING POWER
         SHARES                    NONE
                          ----------------------------------------------------
      BENEFICIALLY        8
                                   SHARED VOTING POWER
        OWNED BY                   NONE
                          ----------------------------------------------------
          EACH            9
                                   SOLE DISPOSITIVE POWER
        REPORTING                  NONE
                          ----------------------------------------------------
         PERSON           10
                                   SHARED DISPOSITIVE POWER
          WITH                     NONE
------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                      / /
------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0
------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            CO
------------------------------------------------------------------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D dated December 29, 1997, as amended by Amendment No. 1 to the Schedule 13D dated January 26, 1998, and Amendment No. 2 to the Schedule 13D dated July 31, 1998 (the "Schedule 13D"), relating to the common stock, without par value ("Common Stock"), of ASARCO Incorporated (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended as follows:

On December 26, 1997, GMM transferred all shares of Common Stock owned by it to GMEXICO.

On September 24, 1999, GMEXICO and GMM executed a Termination and Joint Filing Agreement pursuant to which GMM and GMEXICO agreed to terminate the Joint Filing Agreement, dated as of December 29, 1997, previously executed by each party. GMM does not beneficially own any shares of Common Stock. As a result, GMM is no longer a required filing person and will not be required to sign future amendments to the Schedule 13-D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as set forth in the Offer to Purchase (the "Offer to Purchase"), dated the date hereof, filed by GMEXICO and ASMEX Corporation, a Delaware corporation and wholly owned subsidiary of GMEXICO ("ASMEX"), a copy of which is attached as Exhibit(a)(1) to the Schedule 14D-1 filed today by GMEXICO and ASMEX, there is no material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as set forth in the Offer to Purchase filed by GMEXICO and ASMEX, the Reporting Persons do not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Commission.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraph (d) is unchanged. Paragraphs (a), (b), (c) and (e) of
Item 5 are hereby amended and restated in their entireties as follows:

                  (a) To the best knowledge of the Reporting Persons, as of July 31, 1999, there were 39,783,396 shares of Common Stock outstanding (as reported in the Issuer's Quarterly Report for the quarter ended June 30, 1999 filed on Form 10-Q with the Commission on August 16, 1999). The 3,900,000 shares of Common Stock beneficially owned by GMEXICO represent approximately 9.8% of the Common Stock issued and outstanding.

                  (b) GMEXICO currently exercises the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock beneficially owned by it.

                  (c) Annex I hereto sets forth all transactions in shares of the Common Stock effected since July 31, 1998 by the Reporting Persons.

                  (e) With respect to GMM, see Item 1. With respect to GMEXICO, Item 5(b) is not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in the Offer to Purchase, there is no material change.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.



         EXHIBIT      DESCRIPTION
         -------      -----------

           1.         Termination and Joint Filing Agreement dated
                      September 24, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  September 27, 1999


GRUPO MEXICO, S.A. de C.V.                  GRUPO MINERO MEXICO, S.A. de C.V.



By: /s/ DANIEL TELLECHEA SALIDO              By: /s/ DANIEL TELLECHEA SALIDO
   -----------------------------               -----------------------------
   Name:    Daniel Tellechea Salido            Name:    Daniel Tellechea Salido
   Title:   Managing Director                  Title:   Managing Director



By: /s/ HECTOR CALVA RUIZ                    By: /s/ HECTOR CALVA RUIZ
  ---------------------------                  ----------------------------
  Name:    Hector Calva Ruiz                   Name:    Hector Calva Ruiz
  Title:   Managing Director                   Title:   Managing Director


                                                                ANNEX I


              TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS
                               SINCE JULY 31, 1998



                                                  NO. OF SHARES        PRICE           METHOD OF
REPORTING PERSON              DATE                  PURCHASED         PER SHARE       TRANSACTION
----------------         -----------------        -------------       -----------     -----------
GMEXICO                  December 7, 1998             94,900           $17.50          Open market
GMEXICO                  December 9, 1998             25,000           $16.50          Open market
GMEXICO                  December 11, 1998            13,000           $16.00          Open market
GMEXICO                  December 12, 1998             1,300           $15.8125        Open market
GMEXICO                  December 18, 1998            26,600           $15.8125        Open market
GMEXICO                  December 23, 1998            59,200           $15.00          Open market
GMEXICO                  January 20, 1999             50,000           $15.48125       Open market
GMEXICO                  January 25, 1999             33,700           $14.75          Open market

                                  EXHIBIT INDEX

         EXHIBIT     DESCRIPTION
         --------    -----------
            1.       Termination and Joint Filing Agreement dated
                     September 24, 1999.

                                                            Exhibit 1.

               TERMINATION AND JOINT FILING AGREEMENT

         This Termination and Joint Filing Agreement (this "Agreement") is entered into as of September 24, 1999, by and among Grupo Mexico, S.A. de C.V. ("Grupo Mexico") and Grupo Minero Mexico, S.A. de C.V. ("GMM", together with Grupo Mexico, the "Filing Parties").

         Whereas, the Filing Parties entered into that certain Joint Filing Agreement, dated as of December 29, 1997 (the "Joint Filing Agreement"), pursuant to which the Filing Parties agreed to prepare jointly and file timely all filings required by the Filing Parties pursuant to Sections 13(d) and 13(g) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective ownership of shares of common stock of ASARCO Incorporated and other securities representing, or convertible into, such shares (collectively, the "Shares");

         Whereas, on December 26, 1997, GMM transferred all of its Shares to Grupo Mexico and no longer beneficially owns any Shares;

         Whereas, Grupo Mexico currently exercises the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Shares;

         Whereas, the Filing Parties desire to terminate the Joint Filing Agreement and to file an amendment to their Schedule 13D Statement dated December 29, 1997, as amended by Amendment No. 1 thereto dated January 26, 1998 and Amendment No. 2 thereto dated July 31, 1998 (collectively, the "Schedule 13D") relating to the common stock, without par value, of ASARCO Incorporated with the Securities and Exchange Commission (the "Commission") with respect to the termination of the Joint Filing Agreement; and

         Whereas, pursuant to Rule 13d-1(f) promulgated by the Commission under the Exchange Act, the Filing Parties desire to enter into this Agreement to evidence their agreement to file jointly an amendment to the Schedule 13D with the Commission with respect to the termination of the Joint Filing Agreement.

         Now, therefore, in consideration of the premises, the Filing Parties agree as follows:

     1. The Filing Parties hereby agree that the Joint Filing Agreement shall be terminated and of no further force and effect upon the execution and delivery of this Agreement on September 24, 1999 by all of the Filing Parties.

     2. The Filing Parties hereby agree to cooperate in the preparation and filing with the Commission of an amendment to the Schedule 13D to report jointly the termination of the Joint Filing Agreement as evidenced by the execution and delivery of this Agreement.

     3. The Filing Parties hereby agree to permit the attachment of this Agreement as an exhibit to the amendment to the Schedule 13D to evidence the agreement of such Filing Parties that such amendment to the Schedule 13D is being filed on behalf of all of the Filing Parties.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first written.

         Dated:  September 24, 1999



GRUPO MEXICO, S.A. de C.V.                  GRUPO MINERO MEXICO, S.A. de C.V.



By:/s/ DANIEL TELLECHEA SALIDO             By: /s/ DANIEL TELLECHEA SALIDO
   ------------------------------              ------------------------------
   Name:  Daniel Tellechea Salido              Name:  Daniel Tellechea Salido
   Title: Managing Director                    Title: Managing Director


By: /s/ HECTOR CALVA RUIZ                  By: /s/ HECTOR CALVA RUIZ
    -----------------------------              -----------------------------
    Name:   Hector Calva Ruiz                  Name:   Hector Calva Ruiz
    Title:  Managing Director                  Title:  Managing Director